Exhibit 3

Auditors' Report

To the Shareholders of Wescast Industries Inc.

We have audited the consolidated balance sheet of Wescast Industries Inc. (the "Company") as at December 28, 2003 and the consolidated statements of earnings and retained earnings and of cash flows for the 52 week period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 28, 2003 and the results of its operations and its cash flows for the 52 week period then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 29, 2002 and for the 52 week periods ended December 29, 2002 and December 30, 2001, prior to the adjustments described in the reconciliation to accounting principles generally accepted in the United States of America in Note 24, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 27, 2003. We have audited the adjustments to Note 24 as at December 29, 2002 and for the 52 week periods ended December 29, 2002 and December 30, 2001 and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

Chartered Accountants
Kitchener, Ontario
January 30, 2004, except as to Note 25, which is as of March 10, 2004

Comments by Auditor on Canada-United States of America Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph to identify circumstances in which accounting changes affect consistency such as the matters described in Notes 2 and 24 to the consolidated financial statements. Our report to the shareholders dated January 30, 2004, except as to Note 25, which is as of March 10, 2004, is expressed in accordance with Canadian reporting standards which do not require reference to such circumstances in the auditors' report when the items are properly accounted for and disclosed in the consolidated financial statements.

Chartered Accountants
Kitchener, Ontario
January 30, 2004, except as to Note 25, which is as of March 10, 2004

Consolidated Statements of Earnings and Retained Earnings
(in thousands of Canadian Dollars, except per share amounts)

	2003	2002	2001

Sales	$475,800	$424,207	$383,502
Cost of sales	370,960	294,293	255,386

Gross profit	104,840	129,914	128,116
Selling, general and administration	37,545	31,589	26,547
Stock-based compensation (Note 23)	779	5,277	-
Research, development and design	7,820	8,281	6,077

	58,696	84,767	95,492
Other (income) expense
Interest - long-term	1,082	810	409
Interest - short-term	296	-	-
Goodwill impairment (Note 3b)	41,485	-	-
Other (Note 14)	1,718	(1,271)	(5,195)

	44,581	(461)	(4,786)

Earnings from continuing operations before income tax	14,115	85,228	100,278
Income taxes (Note 15)	5,847	25,188	34,240

Earnings from continuing operations	8,268	60,040	66,038
Loss from discontinued operations (Note 17)	-	-	(24,768)

Net earnings	$8,268	$60,040	$41,270

Earnings from continuing operations per share (Note 18)
Basic	$0.63	$4.59	$5.11
Diluted	$0.63	$4.59	$5.01
Net earnings per Share (Note 18)
Basic	$0.63	$4.59	$3.19
Diluted	$0.63	$4.59	$3.12

Retained earnings, beginning of year	$326,686	$272,922	$238,052
Net earnings	8,268	60,040	41,270
Dividends paid	(6,285)	(6,276)	(6,209)
Excess of cost over assigned value of Class A common
shares purchased and cancelled	-	-	(191)

Retained earnings, end of year	$328,669	$326,686	$272,922

		See accompanying notes to the consolidated financial statements

Consolidated Balance Sheets
(in thousands of Canadian Dollars)

		December 28,	December 29,
		2003	2002

ASSETS
Current
Cash and cash equivalents		$28,699	$9,984
Short-term investments		-	11,909
Receivables (net of allowance for bad debts of $2,333 and $2,239, respectively)		73,073	73,095
Income taxes receivable		-	5,578
Inventories (Note 5)		33,232	38,412
Prepaids		3,049	2,526
Future income taxes (Note 15b)		2,043	1,192
Current assets - discontinued operations (Note 17)		215	265

		140,311	142,961

Property and equipment (Note 6)		375,060	382,718
Future income taxes (Note 15b)		29,716	8,645
Goodwill (Note 3)		-	41,485
Other (Note 7)		10,468	15,708
Long-term assets - discontinued operations (Note 17)		5,580	5,237

		$561,135	$596,754

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Payables and accruals		$45,158	$75,873
Income taxes payable		32	-
Current portion of long-term debt (Note 9)		4,368	6,190
Current portion of stock appreciation rights		3,651	3,213
Future income taxes (Note 15b)		118	427

		53,327	85,703

Long-term debt (Note 9)		36,072	46,576
Long-term stock appreciation rights		62	105
Future income taxes (Note 15b)		22,271	18,574
Employee benefits (Note 10)		12,182	9,533

		123,914	160,491

Commitments and contingencies (Note 13)

Shareholders Equity
Capital stock (Note 11)		110,049	109,596
Retained earnings		328,669	326,686
Share purchase loans (Note 12)		(1,031)	-
Cumulative translation adjustment		(466)	(19)

		437,221	436,263

		$561,135	$596,754

Approved by the Board:		See accompanying notes to the consolidated financial statements

Edward G. Frackowiak, Executive Chairman	J. Emilien Bolduc, Director

Consolidated Statements of Cash Flows
(in thousands of Canadian Dollars)

	2003	2002	2001

Cash derived from (applied to)

Operating
Earnings from continuing operations	$8,268	$60,040	$66,038
Depreciation and amortization	43,123	30,911	27,883
Goodwill impairment (Note 3b)	41,485	-	-
Future income taxes	(19,602)	(1,935)	2,368
Gain on disposal of investments	(13)	(195)	-
Loss on disposal of equipment	915	490	1,338
Stock-based compensation, net of payments	395	3,318	-
Employee benefits, net of payments	2,649	1,569	1,304

	77,220	94,198	98,931

Change in non-cash operating working capital (Note 19)	(23,190)	(3,796)	2,387

	54,030	90,402	101,318
Discontinued operations	(352)	(760)	(5,190)

	53,678	89,642	96,128

Financing
Issue of long-term debt	2,335	1,764	1,553
Repayment of long-term debt	(5,593)	(26,441)	(2,432)
Payments of obligations under capital lease	(1,002)	(854)	(701)
Employee share loan repayments	579	439	571
Dividends paid	(6,285)	(6,276)	(6,209)
Repurchase of common shares	-	-	(340)
Issue of common shares	452	2,742	3,331

	(9,514)	(28,626)	(4,227)

Investing
Purchase of property, equipment and other assets	(39,380)	(83,015)	(54,610)
Purchase of short-term investments	-	(48,236)	(29,575)
Purchase of subsidiary, net of cash acquired (Note 3a)	-	(39,521)	-
Deferred pre-production costs	-	(3,881)	(4,347)
Redemption of short-term investments	11,905	65,149	30,000
Proceeds on disposal of equipment	2,026	251	26
Discontinued operations		(358)	(9,244)

	(25,449)	(109,611)	(67,750)

Net increase (decrease) in cash and cash equivalents	18,715	(48,595)	24,151
Cash and cash equivalents
Beginning of year	9,984	58,579	34,428

End of year	$28,699	$9,984	$58,579

		See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
(in thousands of Canadian Dollars, except per share amounts)

1. Nature of operations

The major operations of Wescast Industries Inc. are the design and manufacture of cast iron parts for the automotive industry.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in Canadian dollars following Canadian generally accepted accounting principles. These financial statements are also in conformity, in all material respects, with financial statements prepared in accordance with accounting principles generally accepted in the United States of America, except as described in Note 24.

Fiscal year

The fiscal year of the Company consists of a 52- or 53-week period ending on the Sunday closest to December 31. The fiscal year for the consolidated financial statements presented for 2003, 2002 and 2001 are the 52-week periods ended December 28, 2003, December 29, 2002, and December 30, 2001, respectively.

Principles of consolidation

The consolidated financial statements include the accounts of Wescast Industries Inc. and its subsidiaries (the "Company"). The Company accounts for its jointly controlled entities, United Machining Inc. (49%) and Weslin Industries Inc. (50%), using the proportionate consolidation method. All significant inter-company balances and transactions have been eliminated.

All amounts disclosed in the notes to the consolidated financial statements related to the Company's jointly controlled entities are the Company's proportionate share.

Revenue recognition

Revenue is recognized when the price is fixed or determinable, collectability is reasonably assured and products are delivered to customers. Tooling and prototype revenue is recognized when the customer has received, tested and accepted the tooling or prototype.

Cash and cash equivalents

Cash and cash equivalents includes cash and investments that have a maturity of three months or less from the date of acquisition.

Short-term investments

Short-term investments are carried at cost, which approximates market value, may be liquidated promptly and have maturities greater than three months and less than one year.

Inventories

Raw materials and supplies are valued at the lower of cost or replacement cost. Tooling and finished goods are valued at the lower of cost or net realizable value. Cost includes material, labour and manufacturing overhead. Cost is determined on a first-in, first-out basis.

Depreciation

Rates of depreciation are applied to write off the cost less estimated salvage value of property and equipment over their estimated useful lives. Buildings and improvements have an estimated useful life of 10 to 30 years and are depreciated on a declining-balance basis at 3% to 10% per year or on a straight-line basis over their respective lives. Machinery, equipment and vehicles have an estimated useful life of 2 to 15 years and are depreciated on a diminishing-balance basis at 10% to 50%, a straight-line basis up to 15 years or on a unit-of-production basis calculated on the estimated volume over the life of the product.

Goodwill

Goodwill represents the excess of the purchase price of the Company's subsidiary, Wescast Industries Cordele, LLC, over the fair value of the identified assets in the acquisition. Goodwill is not amortized. The carrying value of goodwill is compared to its fair value on an annual basis to determine if there is any impairment, at which time any impairment will be recorded as a charge to earnings.

Amortization of other long-term assets

Licences are being amortized on the straight-line method over their estimated lives of 10 years. Bond issue costs are amortized over the term of the related bonds.

Deferred pre-production costs

Costs incurred in the pre-production or start-up period of new facilities and new businesses are deferred until commercial production levels are attained. These costs are amortized over a period not to exceed five years commencing on completion of the pre-production or start-up period.

Maintenance and repairs

All maintenance and repair costs are expensed as incurred.

Research, development and design

All research, development and design costs are expensed as incurred.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets, if based on available information; it is more likely than not that one or all of the future income tax assets will not be realized.

Investment tax credits relating to capital asset purchases and research and development expenditures are accounted for as a reduction of the cost of such assets and expenses, respectively. Investment tax credits are recorded when there is reasonable assurance they will be realized.

Employee benefit plans

The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets as follows:

  The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected-benefit method prorated on service and management's best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs.
  For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.
  Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.
  The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation or the fair value of plan assets is amortized over the average remaining service period of active employees.

Stock-based compensation plans

The Company's stock-based compensation plans are described in Note 23. Prior to 2002, no compensation expense was recognized with respect to the employee share purchase plan or the stock option plan. Any consideration paid upon exercise of options and issue of shares is credited to share capital.

The expenses recognized with respect to the deferred stock unit plan and the restricted share unit plan are reported as components of employee and director compensation and included in cost of sales and selling, general and administration expenses.

In 2002, the Company's stock option plan was amended to authorize the grant of tandem stock appreciation rights. The annual increase or decrease in the intrinsic value of the stock options is included as stock-based compensation in the statements of earnings. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. The corresponding liability is reported on the balance sheet.

Translation of foreign currencies

Transactions and balances denominated in currencies other than Canadian dollars are translated on the following basis. Current assets and current liabilities are translated at the year-end rate of exchange. Revenue and expenses are translated at monthly average rates of exchange. Fixed assets and depreciation are translated at rates prevailing when the related assets are acquired. Translation gains and losses are included in earnings.

For self-sustaining subsidiaries, all of the assets and liabilities are translated at the year end rate of exchange. Revenues and expenses are translated at the average rate of exchange for the year. Gains and losses are recorded as an adjustment to shareholders' equity.

For integrated subsidiaries, monetary assets and liabilities are translated at the year-end rate of exchange. Fixed assets and depreciation are translated at rates prevailing when the related assets are acquired. Revenue and expenses are translated at monthly average rates of exchange. Translation gains and losses are included in earnings.

As a result of the growing independence of Weslin Industries Inc., management determined during the year that it was appropriate to treat the subsidiary as self-sustaining. Effective June 30, 2003, the net assets of this operation are translated using the current rate method and adjustments arising from the translation are deferred and recorded as a separate component of shareholders' equity. This change has been applied prospectively, resulting in an increase to equity of $3,831 at June 30, 2003.

Derivative financial instruments

The Company's use of derivative instruments is intended to manage the risk of foreign currency fluctuations and the cost volatility of electricity and natural gas. The Company does not hold or issue derivative instruments for trading purposes. Accordingly, the Company accounts for exchange gains and losses on forward exchange contracts at the time of occurrence of the hedged transaction.

Gains and losses on forward exchange contracts cancelled prior to maturity are deferred and recognized at the time the originally hedged transactions occur.

Use of estimates

In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Business acquisition

(a) Acquisition in the year ended December 29, 2002

On September 12, 2002, the Company acquired 100% of Georgia Ductile Foundries, LLC. During 2003, the Company renamed Georgia Ductile Foundries, LLC to Wescast Industries Cordele, LLC ("Cordele"). Cordele is a manufacturer of sand cast iron components primarily for the automotive industry, focusing on suspension and brake components. The results of Cordele's operations have been included in the consolidated financial statements since the date of acquisition.

The total consideration paid in connection with the acquisition amounted to $39,521 (net of cash acquired of $2,800).

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Non-cash current assets	$9,720
Property and equipment	71,523
Other long-term assets	729
Goodwill(1)	41,485

Total assets acquired	123,457

Current liabilities	21,932
Long-term debt	58,875
Future income taxes	3,129

Total liabilities assumed	83,936

Total consideration paid, net of cash acquired	$39,521

(1) The tax value of goodwill acquired was approximately $50,404.

Subsequent to the acquisition, the Company paid down $22,000 of long-term debt.

If this acquisition had occurred on December 31, 2001, the unaudited pro forma sales of the Company for fiscal 2002 would have been $449,043 and net earnings and basic net earnings per share would have decreased by $10,853 and $0.83, respectively.

(b) Goodwill impairment

Cordele's operations constitute a separate reporting unit and reportable segment (the "chassis segment" - see Note 21). During the fourth quarter of 2003, the Company performed its annual impairment test of the goodwill that was acquired in conjunction with the above acquisition, which requires management to estimate the fair value of the reporting unit. The fair value of the reporting unit was estimated using the expected present value of future cash flows. Based on changes in the current business environment and future outlook for the chassis segment since the date of acquisition, the impairment analysis indicated that the full carrying value of the goodwill was impaired. As a result, a total non-cash charge of $41,485, or $27,380 after tax, was recognized. The key factors that impacted the impairment test and affected the outlook for the chassis segment included: challenging market conditions that include a growing amount of open foundry capacity in the industry, combined with increased offshore competition based in low cost countries, and pricing pressures; the escalation in raw material and electricity costs; and inconsistent operating performance of equipment.

4. Interest in jointly controlled entities

The following is the Company's proportionate share of the major components of its jointly controlled entities (before eliminations):

	December 28,	December 29,
	2003	2002

Balance sheets
Current assets	$13,363	$13,599
Long-term assets	63,536	58,437
Current liabilities	9,366	9,061
Long-term liabilities	2,618	3,074
Equity	64,915	59,901

Statements of earnings
Sales	34,571	14,008
Cost of sales and expenses	43,192	16,659
Net loss	(8,621)	(2,651)

Statements of cash flows
Cash derived from (applied to)
Cash flows from operating activities	(2,768)	(3,866)
Cash flows from financing activities	(879)	2,173
Cash flows from investing activities	$(3,531)	$(10,696)

5. Inventories
	December 28,	December 29,
	2003	2002

Finished goods
Castings	$6,760	$8,294
Tooling	7,631	16,527
Raw materials and supplies	18,841	13,591

	$33,232	$38,412

6. Property and equipment
	December 28,	December 29,
	2003	2002

Cost
Land	$5,683	$5,529
Buildings and improvements	164,222	158,996
Machinery, equipment and vehicles	394,013	379,580

	563,918	544,105

Accumulated depreciation
Buildings and improvements	25,544	19,723
Machinery, equipment and vehicles	163,314	141,664

	188,858	161,387
Net book value
Land	5,683	5,529
Buildings and improvements	138,678	139,273
Machinery, equipment and vehicles	230,699	237,916

	$375,060	$382,718

At December 28, 2003, assets under capital lease amounted to $2,331 (2002 - $3,299) less accumulated depreciation of $986 (2002 - $1,318).

7. Other
	December 28,	December 29,
	2003	2002

Deferred pre-production costs	$9,826	$ 13,436
Director and employee share purchase plan loans	-	1,448
Bond issue costs	597	771
Licence	45	53

	$10,468	$15,708

During 2003, the Company changed its accounting treatment with respect to director and employee share purchase plan loans such that share purchase loans are reported as a deduction from shareholders' equity as compared to other assets. During 2002, the Company ceased the practice of extending any further director and employee share purchase plan loans.

The director and employee share purchase plan loans are non-interest-bearing, repayable over 10 years and are secured by the underlying shares. The total market value of the underlying shares was $2,453 at December 29, 2002.

8. Bank indebtedness

The Company has uncommitted demand operating facilities totalling US$36.5 million. At December 28, 2003, all facilities were undrawn.

The Company has provided covenants to certain of its lenders and was in full compliance throughout 2002 and 2003.

	December 28,	December 29,
	2003	2002

Balance at end of period	$-	$-
Weighted average interest rate	3.93%	4.25%

9. Long-term debt

	December 28,	December 29,
	2003	2002

a) Obligations under capital leases	$1,421	$2,294
b) Limited-obligation revenue bonds	2,561	3,842
c) Revolving bank note	1,100	757
d) Revenue bonds	35,281	45,873
e) Variable rate installment note	77	-

	40,440	52,766
Less current portion of long-term debt	4,368	6,190

	$36,072	$46,576

a) Obligations under capital leases

The obligations under capital leases are payable in monthly installments with interest at rates from 3.8% to 8.0%, maturing at various dates to the year 2007, and secured by vehicles and equipment. The carrying value of the vehicles and equipment was approximately $1,345 at December 28, 2003. In 2003, the Company acquired vehicles and equipment for $304 through capital lease obligations (2002 - $1,687; 2001 - $452).

The principal payments for the next five years are as follows:

2004	$755
2005	463
2006	170
2007	33
Total	1,421
Less current portion	755
$666

b) Limited-obligation revenue bonds

The limited-obligation revenue bonds are payable in annual installments of principal of US$490 with a variable interest rate, which at December 28, 2003, was 1.45%, and mature in the year 2010. As security, United Machining Inc., the Company's 49%-owned joint venture, has provided a first charge over its receivables, inventory, machinery and equipment, which had an approximate carrying value of US$4,412 at December 28, 2003. Also, the Company has provided a US$4,000 guarantee of the bonds, and any of the Company's inter-company loans with United Machining Inc. are subordinate to the bonds.

c) Revolving bank note

The revolving bank note is payable on demand, bears interest at US prime less 0.5%, and security is provided by a charge on the assets of United Machining Inc. The Company has provided a full guarantee of the amount outstanding.

d) Revenue bonds

The revenue bonds are payable in annual installments of US$1,500 with a variable interest rate, which at December 28, 2003, was 1.32%, and mature in the year 2022. The Company paid US$2,250 in 2003 and US$1,500 will be paid annually in 2004 through 2008. The assets of Cordele, which had an approximate carrying value of $56,040 at December 28, 2003, have been pledged as security for these bonds.

e) Variable-rate installment note

The variable-rate installment note is payable in monthly installments commencing in 2003, bears interest at US prime less 1.00% and matures in the year 2006. Security is provided by a charge on the assets of United Machining Inc. The Company has provided a full guarantee of the amount outstanding.

10. Employee benefits

The Company has a number of defined benefit and defined contribution plans providing pension and other retirement benefits to most of its employees.

Defined contribution plans

The Company's defined contribution plans expense is recorded in cost of sales, selling, general and administration, and research, development and design within the statement of earnings. The total expense for the Company's defined contribution plans is as follows:

	2003	2002	2001

Plans providing pension benefits	$5,544	$5,614	$4,499

Defined benefit plans
Information about the Company's defined benefit plans, In aggregate, is as follows:
	Pension Benefit Plans		Other Benefit Plans
	2003	2002	2003	2002

Accrued benefit obligation
Balance at beginning of year	$17,349	$16,488	$3,115	$1,695
Current service cost	925	583	239	89
Interest cost	1,174	1,085	301	115
Benefits paid	(665)	(807)	(57)	(29)
Plan initiation	830	-	-	-
Actuarial losses (gain)	(402)	-	1,429	1,245

Balance at end of year	$19,211	$17,349	$5,027	$3,115

Plan assets
Fair value at beginning of year	$689	$789	$-	$-
Actual return on plan assets	63	(37)	-	-
Benefits paid	(64)	(64)	-	-

Fair value at end of year	$688	$688	$-	$-

Funded status
Plan deficit	$(18,523)	$(16,661)	$(5,027)	$(3,115)
Unamortized net actuarial (gain) loss	(699)	(416)	2,743	1,468
Unamortized past service costs	8,773	8,572	-	-
Unamortized transitional obligation	(339)	(366)	917	985

Accrued benefit liability	(10,788)	(8,871)	(1,367)	(662)
Valuation allowance	(27)	-	-	-

Accrued benefit liability, net of valuation allowance	$(10,815)	$(8,871)	$(1,367)	$(662)

Only one of the Company's pension plans is funded.

Included in the above accrued benefit obligation at year-end are the following amounts in respect of plans that are not funded:
	Pension Benefit Plans		Other Benefit Plans
	2003	2002	2003	2002
Accrued benefit obligation	$18,666	$16,632	$5,027	$3,115

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows (weighted-average assumptions as of December 28):

	Pension Benefit Plans			Other Benefit Plans
	2003	2002	2001	2003	2002	2001

Discount rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%
Expected long-term rate of return on plan assets	6.5%	7.0%	9.25%
Rate of compensation increase	5.0%	5.5%	5.5%

For measurement purposes, a 3% annual rate of increase in the per capita cost of covered health care benefits was assumed, a rate that is expected to be slightly in excess of inflation. The effect of a 1% variance in the assumed health care trend rates would be approximately $120 on the annual health care benefit cost and $672 on the accrued benefit obligation for other benefit plans. The average remaining service period of the active employees covered by the pension benefit plans and other benefit plans is 16 years and 15 years, respectively.

The Company's net benefit plan expense, which is recorded in cost of sales and selling, general and administration expenses, is as follows:

		Pension Benefit Plans		Other Benefit Plans
	2003	2002	2001	2003	2002	2001

Current service cost	$925	$583	$507	$239	$89	$86
Interest cost	1,174	1,085	1,028	301	115	83
Expected return on plan assets	(43)	(53)	(78)	-	-	-
Amortization of past service costs	628	590	588	-	-	69
Amortization of net actuarial (gain) loss	(139)	2	-	154	5	-
Amortization of transitional obligation	(27)	(28)	(28)	69	69	-
Valuation allowance provided against
accrued benefit asset	27	(54)	4	-	-	-

Net benefit plan expense	$2,545	$2,125	$2,021	$763	$278	$238

11. Capital stock
Authorized:

Unlimited      Preference shares, no par value
Unlimited      Class A subordinate, voting common shares, no par value
9,000,000       Class B multiple voting common shares, no par value

		December 28,	December 29,
		2003	2002

Issued and outstanding:

5,721,662	Class A common shares	$97,622	$97,169
	(2002-5,707,111)
7,376,607	Class B common shares	12,427	12,427
	(2002- 7,376,607)
		$110,049	$109,596

The following transactions occurred with respect to the Company's Class A common shares during 2003 and 2002:

		2003		2002
	Number	Stated Value	Number	Stated Value

Shares outstanding, beginning of year	5,707,111	$97,169	5,626,575	$94,174
Issued
Employee share purchase plan	14,551	453	17,370	764
Stock option plan	-	-	62,166	2,178
For service	-	-	1,000	53

Shares outstanding, end of year	5,721,662	$97,622	5,707,111	$97,169

12. Share purchase loans

The director and employee share purchase plan loans are non-interest bearing, repayable over 10 years and secured by the underlying shares. The total market value of the underlying shares was $1,743 at December 28, 2003.

13. Commitments and contingencies

(a) Through its jointly controlled entity, United Machining Inc., the Company is committed to annual rental payments on buildings, machinery and equipment. The Company has provided a US$5,000 guarantee to support the machinery and equipment lease arrangements of United Machining Inc.

(b) As a result of its ongoing expansion programs, the Company has committed an additional $5.2 million to acquire capital assets in 2004.

(c) The Company is committed to future minimum annual lease payments under various operating leases as follows:

2004	$1,918
2005	1,608
2006	1,358
2007	1,046
2008	319
$6,249

(d) In the normal course of operations the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a materially adverse effect on the financial position of the Company.

14. Other (income) expense
	2003	2002	2001

Foreign exchange translation loss (gain)	$1,910	$387	$(2,606)
Interest and miscellaneous	(1,107)	(2,148)	(3,927)
Loss on disposal of equipment	915	490	1,338

	$1,718	$(1,271)	$(5,195)

15. Income taxes

(a) The following table reconciles the statutory federal and provincial income taxes to the effective income tax on earnings before taxes.

	2003	2002	2001

Statutory income tax	$5,169	$32,916	$42,859
Manufacturing and processing deduction	(494)	(4,688)	(8,895)
Tax effect of non-deductible expenses	162	119	346
Difference between Canadian and foreign tax rates	712	385	417
Unrecognized losses to jointly controlled entities	1,666	536	156
Tax effect of cost-sharing arrangement with jointly controlled entity	(1,515)	(3,274)	-
Rate changes on future income taxes	628	(1,000)	(643)
Investment tax credits not subject to provincial income tax	(452)	-	-
Other	(29)	194	-

Effective income tax	$5,847	$25,188	$34,240

The income tax provision consists of:

Current income taxes	$25,449	$27,123	$31,872
Future income taxes	(19,602)	(1,935)	2,368

	$5,847	$25,188	$34,240

(b) The future income taxes assets and liabilities consist of the following:

	December 28,	December 29,
	2003	2002

Current future income tax assets
Stock appreciation rights	$1,383	$1,099
Other non-deductible accruals	660	93

	$2,043	$1,192

Long-term future income tax assets
Loss carryforwards	$10,648	$3,888
Tax goodwill in excess of accounting goodwill	13,020	-
Accrued costs of discontinued operations	1,892	2,007
Accrued pension costs	4,156	2,871

	29,716	8,766
Valuation allowance against tax benefit of loss carryforwards	-	(121)

	$29,716	$8,645

Current future income tax liabilities
Investment tax credit	$118	$427

Long-term future income tax liabilities
Tax depreciation in excess of accounting depreciation	$21,717	$17,542
Deferred pre-production costs	554	1,032

	$22,271	$18,574

(c) At December 28, 2003, the Company has income tax loss carryforwards of $31,316, which relate primarily to a foreign subsidiary. Of the total losses, $887 expire between 2006 and 2009, $30,092 expire between 2019 and 2023, and $337 have no expiry date.

Management has determined that it is more likely than not that the tax benefits of the loss carryforwards will be realized in the future.

16. Investment tax credits

During the year the Company recorded investment tax credits of $3,315 (2002 - $1,289; 2001 - $4,066). Of this amount, $2,883 (2002 - $1,289; 2001- $2,865) is included in net earnings for the year as a reduction of cost of sales and research, development and design expenses. For the years 2003 and 2001, the balance of the investment tax credit related to capital assets and deferred pre-production costs and reduced the carrying value of the related assets.

17. Discontinued operations

On September 13, 2001, the Board of Directors approved a plan to shut down the Company's stainless steel manifold business and transfer existing programs to other manufacturers. As of June 30, 2002, all production programs were transferred to other manufacturers. Several of the related manufacturing assets have been transferred to other operating facilities. The Company is currently pursuing buyers for the remainder of the manufacturing assets.

The results from discontinued operations have been reported separately within these financial statements. The current year operating losses and closing costs have been offset against the provisions established in 2001. Prior year comparative amounts have also been reclassified.

Summarized financial information for the discontinued operations are as follows:

	2003	2002	2001

Sales	$-	$-	$9,483

Loss before income taxes prior to September 13, 2001	$-	$-	$(6,060)
Income tax recovery	-	-	2,068

	-	-	(3,992)

Provision for discontinued operations	-	-	(31,536)
Income tax recovery	-	-	10,760

	-	-	(20,776)

Loss from discontinued operations	$-	$-	$(24,768)

Net assets of discontinued operations

	December 28,	December 29,
	2003	2002

Current assets	$215	$265

Property and equipment	8,090	8,308
Provision for discontinued operations	(2,510)	(3,071)

Net property and equipment	5,580	5,237

Total assets	$5,795	$5,502

18. Earnings per share

Basic earnings from continuing operations per share and basic net earnings per share are based on the weighted average common shares outstanding. Weighted average common shares used in the computation of basic earnings from continuing operations per share and basic net earnings per share were 13,047,889, 13,067,996 and 12,936,908 in 2003, 2002 and 2001, respectively. The shares used in the computation of diluted earnings from continuing operations per share and diluted net earnings per share were 13,047,889, 13,067,996 and 13,173,627 in 2003, 2002 and 2001, respectively.

During 2002 the stock option plan was amended to authorize the grant of tandem stock appreciation rights in connection with options granted under the plan, at or after the time of grant of such options.

As a result of this amendment, no dilution was calculated in 2003 and 2002. In 2001, all of the dilution was caused by the effect of stock options outstanding.

19. Consolidated statements of cash flows

The following is additional information to the statements of cash flows.

Change in non-cash operating working capital:

	2003	2002	2001

Receivables	$22	$(8,754)	$4,074
Inventories	5,180	(17,202)	(2,224)
Prepaids	(523)	(705)	(146)
Payables and accruals	(33,479)	32,695	(2,767)
Income taxes receivable/payable	5,610	(9,830)	3,450

	$(23,190)	$(3,796)	$2,387

Cash paid for interest	$1,609	$959	$411

Cash paid for income taxes	$22,021	$35,596	$25,331

20. Related-party transactions

The Company paid freight of $4,896 in 2003 (2002 - $5,061; 2001 - $4,692) to a related company, 30% of whose shares are owned by a Class B shareholder of the Company. Payables and accruals include $779 (2002 - $504; 2001 - $367), which is owed to this company.

21. Segment information

(a) Operating segments

The Company operates within two reportable segments, both in the automotive industry. The powertrain segment is focused on the design, manufacture and sale of exhaust system components. The chassis segment is focused on the design, manufacture and sale of brake and suspension components.

The Company's manufacturing facilities, where appropriate, are geographically situated to align with the physical location of its customer base. The powertrain segment has operations in North America and Europe, while the chassis segment maintains operations in North America only. The powertrain segment's European operations are conducted primarily through the Company's jointly controlled entity, Weslin Industries Inc. Weslin was in a start-up period in 2001 and 2002, and the majority of its expenses, net of incidental sales for those years, were deferred and reported as pre-production costs.

The accounting policies for the segments are the same as those described in Note 2 to the consolidated financial statements. The Company evaluates the performance of each segment based on earnings or loss before income taxes.

There were no intersegment sales during 2003 and 2002.

All Corporate costs that are not directly allocable to the European powertrain operation or the chassis segment have been allocated to the North American powertrain segment.

	December 28, 2003
	Powertrain		Chassis
	North America	Europe	North America	Total

Sales to external customers	$413,912	$20,412	$41,476	$475,800
Earnings (loss) from continuing operations	60,142	(8,951)	(42,923)	8,268
Interest revenue	232	-	-	232
Interest expense	555	-	823	1,378
Depreciation and amortization	32,611	4,919	5,593	43,123
Goodwill impairment	-	-	41,485	41,485
Income taxes	27,892	69	(22,114)	5,847
Total assets	393,639	71,506	95,990	561,135
Property and equipment	265,198	52,263	57,599	375,060
Deferred pre-production costs	1,625	8,201	-	9,826
Purchase of property, equipment and other assets	$33,007	$3,421	$2,952	$39,380

	December 29, 2002
	Powertrain		Chassis
	North America	Europe	North America	Total

Sales to external customers	$409,459	$-	$14,748	$424,207
Earnings (loss) from continuing operations	67,333	(2,832)	(4,461)	60,040
Interest revenue	2,075	-	-	2,075
Interest expense	266	16	528	810
Depreciation and amortization	27,403	1,941	1,567	30,911
Income taxes	27,422	64	(2,298)	25,188
Total assets	402,273	65,321	129,160	596,754
Property and equipment	265,953	44,577	72,188	382,718
Deferred pre-production costs	3,185	10,251	-	13,436
Goodwill	-	-	41,485	41,485
Purchase of property, equipment and other assets	$74,255	$6,594	$2,166	$83,015

	December 30, 2001
	Powertrain		Chassis (1)
	North America	Europe	North America	Total

Sales to external customers	$383,502	$-	$-	$383,502
Earnings (loss) from continuing operations	67,670	(1,632)	-	66,038
Interest revenue	3,889	38	-	3,927
Interest expense	409	-	-	409
Depreciation and amortization	27,129	754	-	27,883
Income taxes	34,194	46	-	34,240
Total assets	400,243	52,519	-	452,762
Property and equipment	211,591	39,957	-	251,548
Deferred pre-production costs	4,544	6,367	-	10,911
Purchase of property, equipment and other assets	$24,667	$29,943	$-	$54,610

(1) The Company began operations in the chassis segment during 2002.

For the 2003 fiscal year, sales to the Company's three largest customers amounted to 46%, 28% and 10% of total sales (2002 - 46%, 33% and 16%; 2001 - 46%; 37% and 16%).

(b) Geographic information
The following tables show certain information with respect to geographic segmentation:

	December 28, 2003
	Canada	United States	Europe	Total

Sales(1)	$575	$448,393	$26,832	$475,800
Property and equipment	$261,905	$60,892	$52,263	$375,060

	December 29, 2002
	Canada	United States	Europe	Total

Sales(1)	$255	$412,348	$11,604	$424,207
Property and equipment	$261,448	$76,693	$44,577	$382,718
Goodwill	$-	$41,485	$-	$41,485

	December 29, 2002
	Canada	United States	Europe	Total

Sales(1)	$-	$368,265	$15,237	$383,502
Property and equipment	$206,967	$4,624	$39,957	$251,548

(1) Sales are attributed to countries based on invoicing location of the customer.

22. Financial instruments

Foreign exchange contracts

The Company uses foreign currency forward contracts to hedge portions of its forecasted revenue and expenditures denominated in foreign currencies. These forward contracts are designated and documented as cash flow hedges. As a matter of policy, the Company does not enter into speculative hedge contracts.

As at December 28, 2003, the Company had designated as cash flow hedges a commitment to buy US$3,500 at a weighted average rate of exchange of CAD$1.5136. The estimated fair value of the outstanding foreign currency forward contracts was US$(534) at December 28, 2003.

Other derivative instruments

To manage the electricity cost volatility that may arise since the Ontario, Canada, electricity market was deregulated in May 2002, the Company entered into fixed-price forward contracts to purchase electricity. The current contracts expire April 30, 2004, and there are approximately 50,375 megawatt-hours (MWhr) at a weighted average price of $49.35 per MWhr remaining. The Company does not enter into electricity contracts for speculative purposes. The estimated fair market value of these contracts as at December 28, 2003 was $(68). The Company has estimated fair market value based on available broker quotes and independent consulting advice. Given the current lack of liquidity in the market and other influencing factors, the fair market value is subject to significant measurement uncertainty.

To manage natural gas cost volatility, the Company enters into fixed-price forward contracts to purchase natural gas.

The current contracts expire August 31, 2004, and October 31, 2004. There are approximately 238,328 gigajoules (GJ) at a weighted average price of $5.99 per GJ remaining. The Company does not enter into natural gas contracts for speculative purposes. The estimated fair market value of these contracts as at December 28, 2003 was $60. The Company has estimated fair market value based on available indicative pricing.

The above contracts have been accounted for as executory contracts.

Fair value of other financial instruments

The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, short-term investments, receivables, and payables and accruals

Due to the short-term period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

Long-term debt

The fair values of the Company's long-term debt, based on current rates for debt with similar terms and maturities, are not materially different from their carrying value.

Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, director and employee share purchase plan loans, foreign exchange forward contracts, and electricity and natural gas contracts.

Cash, cash equivalents and short-term investments include investments in commercial paper and corporate bonds of governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount that is invested in any one government or corporation.

The majority of the Company's receivables are from the Big Three auto manufacturers. Exposure to any particular customer is significant, but the Company does not believe that any material credit risk exists.

The Company also has receivables from Tier 1 suppliers, some of which may represent a credit risk. The Company believes that this exposure has been adequately reflected in these financial statements. Any potential future risk will be mitigated by customer credit assessments, credit insurance purchased on selected customer accounts and strict adherence to negotiated terms and conditions on sale, including cash on delivery.

The director and employee share purchase plan loans are secured by the underlying shares.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts and electricity and natural gas contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and/or are included on an authorized list of counterparties maintained by the Company.

Interest rates

The Company's exposure to interest rate risk relates to its variable interest rate revenue bond financing. At December 28, 2003, the increase or decrease in annual interest costs on the variable interest rate revenue bond financing amounts to $378 for each one per cent absolute change in interest rates.

23. Stock-based compensation plans

Employee Share Purchase Plan

Under the Employee Share Purchase Plan, the Company is authorized to issue up to 500,000 Class A common shares to employees with not less than three months service and to directors. Under the terms of the plan, employees may acquire shares annually up to an amount not exceeding 10% of their annual compensation. Shares are acquired under the plan at a price equal to 85% of the market value of such shares. Under the plan, the Company issued 14,551 shares in 2003 and 17,370 shares in 2002. The aggregate amount of shares issued under the plan was 166,861 at December 28, 2003 and 152,310 at December 29, 2002.

No compensation cost has been recorded for this plan. If compensation cost had been determined based on the fair value of the shares, consistent with the fair-value-based method of accounting for stock-based compensation, the Company's net earnings for 2003 would have been $8,188 (2002 - $59,905). Basic net earnings per share and diluted net earnings per share for 2003, would have been $0.63 (2002 - $4.58).

Deferred Stock Unit Plan

The Company offers a Deferred Stock Unit ("DSU") plan for members of the Board of Directors. Under the DSU plan, each director must receive the annual board retainer in the form of DSUs. Also, each director may elect to receive all or a portion of the other board compensation in the form of DSUs. Each DSU reflects the notional value of the Class A common shares of the Company. The issue price of the DSU is equal to the weighted average share price of the Company's Class A common shares as traded on the Toronto Stock Exchange during the five-day period prior to the last day of the quarter in which the DSU is issued. The DSU account of each director is marked to market each quarter and includes the value of dividends, if any, as if reinvested. Directors are not permitted to convert DSUs into cash until retirement from the Board. The value of the DSU when converted to cash will be equal to the weighted average share price of the Class A common shares of the Company as traded on the Toronto Stock Exchange during the five-day period prior to payment. The value of the outstanding liability related to the DSUs as at December 28, 2003, was $1,039 (2002 - $735).

Restricted Share Units

During the fourth quarter of 2003, the Company established a new Restricted Share Unit ("RSU") plan. Under the plan the Company has granted RSUs to certain employees, which entitles the employee to receive a cash payment for each RSU granted in an amount equal to the weighted average closing price of the Company's Class A common shares as traded on the Toronto Stock Exchange during the five-day period prior to the third anniversary date on which the RSU was granted.

The RSUs vest on and the cash value is paid on the third anniversary date of being granted. The related compensation expense is recognized over this period. The value of RSUs outstanding is marked to market each quarter and includes the value of dividends, if any, as if reinvested. At December 28, 2003 there were 34,622 RSUs outstanding (2002 - nil).

The compensation expense reported for the 2003 fiscal year in respect of the RSU plan was $37 (2002 - nil; 2001 - nil).

Stock Option Plan

The Company has a stock option plan, which grants options to employees up to an aggregate of 1.5 million Class A common shares. The options, which have a term not exceeding 10 years when issued, vest immediately for directors and over five years for all others at a rate of one-third for each year over three years commencing on the third anniversary. The exercise price of each option equals the market price of the Company's stock on the date of grant.

During 2002 the stock option plan was amended to authorize the grant of tandem stock appreciation rights (a "SAR" or "SARs") in connection with options granted under the plan, at or after the time of grant of such options. Under the amended plan, participants have the choice of exercising stock options or receiving a cash amount equal to the excess of the market price of the shares covered by the options over the exercise price of the related options. The impact of the amendment to the plan, recognized in 2002, was a one-time non-cash charge to earnings of $14,905, reported as stock-based compensation expense, for options issued in prior periods. As a result of the decline in the share market price subsequent to the amendment of the plan, total stock-based compensation expense was $5,277 for 2002.

A summary of the status of the Company's stock option plan as of the fiscal year-ends of 2003, 2002 and 2001 and changes during each fiscal year is presented below:
	Shares
	(000)			Weighted Average Exercise Price
	2003	2002	2001	2003	2002	2001

Outstanding, beginning of year	944	973	1,017	$37	$36	$31
Granted	25	155	125	37	39	47
Exercised
Shares	-	(62)	(143)	-	35	17
Cash	(23)	(88)	-	22	31	-
Cancelled	(15)	(34)	(26)	39	40	28

Outstanding, end of year	931	944	973	37	37	36

Options exercisable at year-end	617	543	562	$35	$34	$33

The following information applies to options outstanding at December 28, 2003:

	Options Outstanding			Options Exercisable
		Weighted Average		Number
Range of	Number	Remaining	Weighted Average	Exercisable	Weighted Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	at 12/28/2003	Exercise Price

$1 to $12	3,333	1.3 years	$11	3,333	$11
$13 to $24	97,284	1.0 years	$15	97,284	$15
$25 to $36	210,500	4.3 years	$33	181,167	$33
$37 to $48	619,567	6.9 years	$42	335,567	$42

	930,684		$37	617,351	$35

24. Reconciliation to accounting principles generally accepted in the United States of America

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"). The following reconciliation identifies the material differences on the Company's consolidated statements of earnings and retained earnings and consolidated balance sheets. The information below does not contain all disclosures required by US GAAP.

Subsequent to the issuance of the Company's financial statements for the year ended December 29, 2002, the US GAAP reconciliation for 2002 and 2001 was restated to correct the accounting for the following material items: fixed-price forward contracts for energy commodities; foreign exchange forward contracts and minimum pension liabilities. The impact on net earnings of all restatements, including the pension valuation allowance described in Note 24 (a) (viii), was an increase in earnings of $1,576 in 2002 and a decrease in earnings of $992 in 2001. The impact on basic net earnings per share was an increase if $0.12 in 2002 and a decrease of $0.08 in 2001.

Fixed-price forward contracts for energy commodities
The US GAAP reconciliation for 2002 and 2001 was restated to account for mark to market adjustments for the Company's fixed price forward contracts to purchase electricity and natural gas (see Note 22). Such contracts are considered derivatives under US GAAP and are recorded on the balance sheet at fair value, unless certain criteria are met. The impact of the restatement associated with the energy contracts, net of taxes, is an increase in net earnings in 2002 of $1,135 and a decrease in net earnings of $269 in 2001.

Foreign exchange forward contracts
The US GAAP reconciliation for 2002 and 2001 has been restated to treat the foreign exchange forward contracts as non-hedging derivatives. The impact of this restatement, net of taxes, on net earnings for 2002 was an increase to earnings of $495 and a decrease in net earnings for 2001 of $727.

Minimum pension liabilities
The US GAAP balance sheet reconciliation for 2002 has been restated to recognize minimum pension liabilities associated with the Company's defined benefit plans (see Note 10). Under US GAAP, an additional minimum pension liability is recorded to the extent that a plan's accumulated benefit obligation exceeds the plan's assets at fair value. An intangible asset is recorded at an amount that is equal to the additional minimum liability recorded, to the extent of unrecognized prior service cost and unrecognized transition obligation. This restatement resulted in the recognition of a minimum pension liability of $4,615 and a corresponding intangible asset of the same amount as at December 29, 2002.

(a) Statement of earnings and retained earnings (ix)
	2003	2002	2001
		(restated)	(restated)

Earnings from continuing operations according to Canadian GAAP	$8,268	$60,040	$66,038

Depreciation effect of interest capitalization (i)	-	(33)	(3)
Deferred pre-production costs (ii)	3,611	(2,522)	(2,936)
Mark to market adjustments (iii)
foreign exchange derivatives	(553)	750	(894)
energy derivatives	(1,319)	1,719	(408)
Pension valuation allowance (viii)	27	(54)	4
Decrease (increase) in income tax expense (iv)	151	(1,318)	139

	1,917	(1,458)	(4,098)

Earnings from continuing operations according to US GAAP	10,185	58,582	61,940

Loss from discontinued operations according to Canadian GAAP	-	-	(24,768)
Deferred pre-production costs (v)	-	-	4,394
Increase in income tax expense (vi)	-	-	(1,493)

Loss from discontinued operations according to US GAAP	-	-	(21,867)

Net earnings according to US GAAP	10,185	58,582	40,073
Retained earnings, beginning of year	314,892	262,586	228,913
Dividends	(6,285)	(6,276)	(6,209)
Excess of cost over assigned value of Class A common shares
purchased and cancelled	-	-	(191)

Retained earnings, end of year	$318,792	$314,892	$262,586

Earnings from continuing operations per share (Note 18)
Basic	$0.78	$4.48	$4.79
Diluted	$0.78	$4.48	$4.70
Net earnings per share (Note 18)
Basic	$0.78	$4.48	$3.10
Diluted	$0.78	$4.48	$3.04

Under United States generally accepted accounting principles, the weighted average common shares outstanding for basic earnings per share and diluted earnings per share are the same as under Canadian GAAP.

	2003	2002	2001

Net earnings according to US GAAP	$10,185	$58,582	$40,073
Other comprehensive income: (vii)
Net FAS 133 transition adjustment, net of tax (iii)	6	56	(62)
Foreign currency translation adjustment	(447)	57	(64)

Comprehensive income according to US GAAP	$9,744	$58,695	$39,947

(i) Under Canadian GAAP, the Company does not capitalize interest. US GAAP requires interest incurred as part of the costs of constructing assets to be capitalized.
(ii) Under Canadian GAAP, pre-production costs are deferred and amortized. Under US GAAP, pre-production costs must be expensed as incurred. The adjustment also reflects the add-back of the amortization charge deducted in determining earnings for Canadian GAAP.
(iii) Effective January 1, 2001, the Company adopted FASB Statement ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and related amendments for the accounting for derivative instruments and hedging activities. FAS 133 requires that all derivative instruments be recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in each period in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and the type of hedge transaction. The cumulative effect of the adoption of FAS 133 at January 1, 2001 resulted in a charge to comprehensive income of $378, net of taxes, and the recognition of derivative liabilities of $574 for foreign exchange forward contracts. The charge to comprehensive income of $378 was released to earnings as the related forward contracts matured. Foreign exchange forward contracts are designated as cash flow hedges for Canadian GAAP and gains and losses resulting from these arrangements are recognized in earnings at the time of occurrence of the hedged transaction. Under US GAAP, the Company does not meet all of the criteria for hedge accounting and therefore outstanding forward exchange contracts have been marked to market through earnings. In addition, under US GAAP, the Company's fixed price forward contracts for the purchase of electricity and natural gas are considered derivatives and have been marked to market through earnings. The FAS 133 adjustments for 2002 and 2001 for foreign exchange hedges and energy derivatives have been restated to the amounts disclosed above. Mark to market adjustments for derivatives that do not meet the requirements for hedge accounting under FAS 133 would be classified with other income for US GAAP.
(iv) Income tax effect of items in (i), (ii) and (iii). Deferred pre-production costs of Weslin Industries Inc. expensed for US GAAP purposes were not tax effected as the operation is subject to a tax holiday.
(v) Deferred pre-production costs relating to discontinued operations were expensed in 1999 and 2000 for US GAAP purposes.
(vi) Income tax effect of (v).

(vii) US GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure.
(viii) Canadian GAAP requires recognition of a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in earnings. US GAAP does not specifically address pension valuation allowances.
(ix) Under US GAAP, the following presentation differences would exist:
    a. Under US GAAP, investment tax credits (see Note 16) are recorded as a reduction of income tax expense. Under Canadian GAAP, the investment tax credits are reflected as a reduction of cost of sales, research and design expenses or capital equipment, as appropriate.
    b. Under US GAAP, the charge related to goodwill impairment would be presented in the determination of earnings from operations.

(b) Balance sheets

		December 28, 2003
	Canadian GAAP	Adjustment	US GAAP

Current assets (iv)	$140,311	$(11,590)	$128,721
Property and equipment (iv)	375,060	(54,893)	320,167
Future income taxes (iv) and (v)	29,716	(179)	29,537
Other long-term assets (iii), (iv) and (viii)	16,048	54,250	70,298

	$561,135	$(12,412)	$548,723

Current liabilities (iv)	$53,327	$(4,890)	$48,437
Long-term debt and employee benefits (iv), (viii) and (ix)	48,316	3,276	51,592
Future income taxes (iv), (v) and (vii)	22,271	(1,089)	21,182
Shareholders' equity (vi), (vii) and (ix)	437,221	(9,709)	427,512

	$561,135	$(12,412)	$548,723

	December 29, 2002 (restated)
	Canadian GAAP	Adjustment	US GAAP

Current assets (i) and (iv)	$142,961	$(8,465)	$134,496
Property and equipment (ii) and (iv)	382,718	(48,134)	334,584
Future income taxes	8,645	-	8,645
Other long-term assets (i), (iii), (iv) and (viii)	62,430	39,621	102,051

	$596,754	$(16,978)	$579,776

Current liabilities (iv)	$85,703	$(4,631)	$81,072
Long-term debt and employee benefits (iv) and (viii)	56,214	1,541	57,755
Future income taxes (iv) and (v)	18,574	(649)	17,925
Shareholders' equity (i), (vi) and (vii)	436,263	(13,239)	423,024

	$596,754	$(16,978)	$579,776

(i) Under Canadian GAAP in 2002, director and employee share purchase loans were treated as an asset. Under US GAAP, the shareholders' equity adjustment reflects the reclassification of director and employee share purchase loans as a reduction of share capital.
(ii) Property plant and equipment have been adjusted at each balance sheet date for the effect of capitalized interest, which is discussed in Note 24 (a) (i).
(iii) Other long-term assets have been adjusted such that the deferred pre-production costs are expensed.
(iv) Under Canadian GAAP, the Company's interest in its jointly controlled entities has been accounted for using the proportionate consolidation method. Under US GAAP, these interests must be accounted for using the equity method.
(v) This adjustment reflects the cumulative income tax effects of the adjustments outlined in Note 24 (a).
(vi) The shareholders' equity adjustment reflects the aggregate and cumulative effect of the adjustments outlined in Note 24 (a).
(vii) This adjustment reflects the effect of the cumulative result of other comprehensive income, net of income tax.
(viii) Under US GAAP, an additional minimum pension liability is recorded to the extent that a plan's accumulated benefit obligation over the plan's assets at fair value exceeds the liability related to the plan. An intangible asset is recorded at an amount that is equal to the additional minimum liability recorded, to the extent of unrecognized prior service costs. Under Canadian GAAP, there is no accounting for additional minimum pension liabilities.
(ix) This adjustment reflects the elimination of the pension valuation allowance recorded for Canadian GAAP as described in Note 24 (a) (viii).

(c) Stock-based compensation plans
The Company accounts for its stock-based compensation plans disclosed in Note 23 under APB Opinion 25 and related interpretations.

The employee share purchase plan offers shares of the Company at 85% of the market value. No compensation cost has been recorded for the share purchase discount associated with this plan.

The stock option plan was converted from a fixed plan to a variable plan in 2002 as a result of the granting to employees the choice of receiving cash or shares on the exercise of their options. The exercise price of each option equals the market price of the Company's stock on the date of the grant. Prior to 2002 no compensation cost was recorded for this plan. For 2003 and 2002, the effect of changes in the intrinsic value of the stock options is recorded in the statements of earnings.

Had compensation costs for the employee share purchase plan and the stock options plan been determined based on the fair value of the options and shares as of their grant dates consistent with the method of Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation" (SFAS 123), as amended by SFAS 148, "Accounting for Stock-Based Compensation" - Transition and Disclosure, the Company's net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below. The effects of applying SFAS 123, as amended, are not likely to be representative of the effects on reported net earnings for future years because options vest over several years and additional awards may be made each year and employee share purchases are voluntary. There is no pro forma effect of the stock option plan in 2003 and 2002.

	2003	2002	2001
		(restated)	(restated)

Net earnings - as reported	$10,185	$58,582	$40,073
Stock-based compensation - reported, net of tax	521	3,529	-
Stock-based compensation - pro forma, net of tax	(601)	(3,664)	(2,332)

Net earnings - pro forma	$10,105	$58,447	$37,741

Basic earnings per share
As reported	$0.78	$4.48	$3.10
Pro forma	$0.77	$4.47	$2.92

Diluted earnings per share
As reported	$0.78	$4.48	$3.04
Pro forma	$0.77	$4.47	$2.86

In connection with the calculation of the pro forma impact of the stock option plan for 2001, the fair value of each option grant was estimated on the date of grant using the bi-nominal options-pricing model with the following weighted-average assumptions: expected dividend yield of 1.05%; expected volatility of 29%; risk-free interest rates of 4.70%; and expected lives of 5 years.

(d) Recent accounting pronouncements
In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It is effective for years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS 145 related to the rescission of FASB Statement No. 4 are applicable in fiscal years beginning after May 15, 2002, the provisions related to FASB Statement No. 13 are effective for transactions occurring after May 15, 2002, and all other provisions are effective for financial statements issued on or after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires recording costs associated with exit or disposal activities at their fair market values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the entity that is the primary beneficiary. FIN 46 provides the framework for determining whether a variable interest entity should be consolidated. This interpretation was effective immediately for variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46(R), issued in December 2003, amended the guidance in FIN 46 as well as the transition guidance. Based on the Company's interpretation of the revised transition guidance, the Company will be required to adopt the guidance in FIN 46(R) for the year beginning December 29, 2003. The Company is in the process of assessing the impact of the amended standard on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 established standards for classification of certain financial instruments that have characteristics of both liabilities and equity but have been presented entirely as equity or between the liabilities and equity section of the statement of financial position. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

25. Subsequent event

On March 10, 2004, the Company and Linamar Corporation announced Wescast's intention to sell its 50% interest in Weslin Industries Inc. to Linamar Corporation, pursuant to the terms of a joint-venture agreement between the parties. Negotiations are ongoing with a view to completing the transaction within the next few months by following the process set out in the joint-venture agreement.

26. Comparative figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.